Exhibit 99.2

ReneSola Announces Management Appointments

CFO to Become CSO;
VP of International Corporate Finance and Corporate Communications to Serve as CFO;
Company Appoints New VP of Finance and New VP of Wafer Sales

JIASHAN, China, March 10, 2010 -- ReneSola Ltd ("ReneSola" or the "Company") (NYSE:SOL) (AIM: SOLA), a leading global manufacturer of solar wafers and provider of solar module original equipment manufacturer ("OEM") services, today announced the following management appointments:

•	Mr. Charles Bai, ReneSola's chief financial officer, has been appointed chief strategy officer;

•	Ms. Julia Xu, ReneSola's vice president of international corporate finance and corporate communications, will succeed Mr. Bai as CFO;

•	Mr. Henry Wang has been appointed vice president of finance;

•	Mr. Stephen Huang has been appointed vice president of wafer sales.

All management appointments have been approved by the Company's Board of Directors and will take effect as of April 1, 2010.

Li Xianshou, ReneSola's chief executive officer, commented, "I am very pleased to announce several new updates to our management team. First, I would like to congratulate Charles on his move from CFO to CSO. Over the past four years, Charles has done an exceptional job overseeing and improving our financial management and internal controls while guiding us through our AIM and NYSE listings and leading our fund raising campaigns. In his new role as CSO, Charles will lead our strategic partnering initiatives by further developing and fostering relationships with global solar companies which will allow us to continue building upon our leading solar wafer and solar module OEM platform. Second, I am delighted that Julia will assume the role of CFO. Since joining ReneSola last year as vice president of international corporate finance and corporate communications, she has helped to strengthen our financial practice while becoming an integral part of our management team. Julia's in-depth understanding of ReneSola's business and extensive financial background will allow her to make a natural transition and I am very confident she will serve us well in her new role."

Regarding the newly hired vice presidents of finance and wafer sales, Mr. Li added, "It is my pleasure to announce the additions of Mr. Henry Wang and Mr. Stephen Huang to ReneSola's management team. Their excellent track records and deep industry experience are excellent additions to our team and we look forward to capitalizing on their capabilities to further drive our business initiatives."

Mr. Henry Wang has over 15 years of experience in financial services with extensive experience in accounting and mergers and acquisitions. Before joining ReneSola, Mr. Wang served as vice president of finance for Jiayu Logistic Group and financial controller for Expeditors International Incorporation. Mr. Wang holds CPA and CIA certifications and received his bachelor's degree from Wuhan University and MBA from Hong Kong Opening University.

Mr. Stephen Huang, a former reserve officer for the Taiwan Marine Corps, has over 18 years of managerial and sales experience, including 15 years in the solar industry. Prior to joining ReneSola, Mr. Huang served as project director for Taipei County Solar City. Mr. Huang received his bachelor's degree in Agricultural Economics from Taiwan University.

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In addition to the management appointments announced above, Mr. Yuncai Wu will step down as vice president and serve solely as executive director. Dr. Mingde Wang has left the Company and will no longer serve as vice president of manufacturing.

About ReneSola

ReneSola is a leading global manufacturer of solar wafers. Capitalizing on economies of scale, low cost production capabilities and technology innovations, ReneSola leverages its in-house virgin polysilicon and solar cell and module production capabilities to provide its customers with high-quality, cost-competitive solar wafer products and solar module OEM services. The company possesses a global network of suppliers and customers that include some of the leading global manufacturers of solar cells and modules. ReneSola's shares are traded on the New York Stock Exchange (NYSE:SOL) and the AIM of the London Stock Exchange (AIM: SOLA).

Safe Harbor Statement

This press release contains statements that constitute "forward-looking" statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. Whenever you read a statement that is not simply a statement of historical fact (such as when we describe what we "believe," "expect" or "anticipate" will occur, what "will" or "could" happen, and other similar statements), you must remember that our expectations may not be correct, even though we believe that they are reasonable. We do not guarantee that the forward-looking statements will happen as described or that they will happen at all. Further information regarding risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements is included in our filings with the U.S. Securities and Exchange Commission, including our annual report on Form 20-F. We undertake no obligation, beyond that required by law, to update any forward-looking statement to reflect events or circumstances after the date on which the statement is made, even though our situation may change in the future.

For investor and media inquiries, please contact:

In China:

ReneSola Ltd
Ms. Julia Xu
Tel:	+86-573-8477-3372
Email:	julia.xu@renesola.com

Ogilvy Financial, Beijing
Mr. Derek Mitchell
Tel:	+86-10-8520-6284
Email:	derek.mitchell@ogilvy.com

In the United States:

Ogilvy Financial, New York
Ms. Jessica Barist Cohen
Tel:	+1-646-460-9989
Email:	jessica.cohen@ogilvypr.com

In the United Kingdom:

Westhouse Securities Limited, London
Mr. Tim Feather / Mr. Richard Baty
Tel:	+44-20-7601-6100
Email:	tim.feather@westhousesecurities.com
richard.baty@westhousesecurities.com

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